UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)
Tiptree Financial Inc.

(Name of Company)
Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)
88822Q103

(CUSIP Number of Class of Securities)
Geoffrey Kauffman
Chief Executive Officer
Tiptree Financial Partners, L.P.
780 Third Avenue, 21st Floor
New York, NY 10017
(212) 446-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 5, 2015

(Date of Event which Requires
Filing of this Schedule)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 2 of 15

 SCHEDULE 13D

1	NAME OF REPORTING PERSON Tiptree Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
14,032,287 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
14,032,287 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
14,032,287 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.45% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 3 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Tricadia Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,675,329 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,675,329 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,675,329 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.24% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 4 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Tricadia Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,675,329 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,675,329 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,675,329 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.24% (See Item 5)
14	TYPE OF REPORTING PERSON
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 5 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Michael Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,722,240 shares of Class A Common Stock
	8	SHARED VOTING POWER
8,838,749 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
2,722,240 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
8,838,749 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
11,560,989 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.17% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 6 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Arif Inayatullah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,226,406 shares of Class A Common Stock
	8	SHARED VOTING POWER
8,186,249 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
1,226,406 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
8,186,249 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
9,412,655 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.04% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 7 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Geoffrey N. Kauffman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
663,278 shares of Class A Common Stock
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
663,278 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
663,278 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.06% (See Item 5)
14	TYPE OF REPORTING PERSON
HC/ IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 8 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
TFPLP Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,774,988 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,774,988 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,774,988 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.97% (See Item 5)
14	TYPE OF REPORTING PERSON
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 9 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
TFPLP Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,900,341 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,900,341 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,900,341 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.60% (See Item 5)
14	TYPE OF REPORTING PERSON
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 10 of 15

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on July 10, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on January 3, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on July 3, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 3, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed with the SEC on May 7, 2014 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed with the SEC on August 7, 2014 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed with the SEC on September 4, 2014 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed with the SEC on November 5, 2014 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D filed with the SEC on December 8, 2014 (“Amendment No. 9” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and this Amendment No. 10, the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Tiptree Financial Inc., a Maryland corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 10 have the meanings set forth in the Schedule 13D. This Amendment No. 10 amends Items 3 and 5 as set forth below.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented by the following:

On January 5, 2015, Tricadia Holdings received 154,044 Shares of Class A Common Stock of the Company as incentive compensation approved by the Company’s Compensation, Nominating and Corporate Governance Committee for Mr. Barnes’ services as Executive Chairman of the Company under the Transition Services Agreement, dated June 30, 2012, among the Company, Tricadia Holdings and Tiptree.

Effective as of January 5, 2015, Tricadia Holdings distributed all of the shares received pro rata to its partners (including Messrs. Barnes Inayatullah and Kauffman). As part of such distribution, Mr. Barnes received 60,581 Shares of Class A Common Stock, Mr. Inayatullah received 34,350 Shares of Class A Common Stock and Mr. Kauffman received 539 Shares of Class A Common Stock.

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and supplemented as follows:

(a) As of the date of this Amendment No. 10, TFP may be deemed to beneficially own 14,032,287 shares of Class A Common Stock, which consists of (i) 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant (as defined in the Original Schedule 13D) to purchase such shares, (ii) 9,770,367 shares of Class A Common Stock issuable upon redemption by TFP of membership units of Operating Company owned by it (which excludes TFP partnership units owned by Tiptree) and (iii) 3,609,420 shares of Class A Common Stock issuable upon redemption of Operating company units

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 11 of 15

issuable upon exercise of warrants held by TFP. These shares represent approximately 30.45% of the shares of Class A Common Stock outstanding based on 46,086,015 shares of Class A Common Stock, which consists of (i) 32,053,728 shares of Class A Common Stock outstanding, (ii) 9,770,367 shares of Class A Common Stock issuable upon redemption of Operating Company units, (iii) 3,609,420 shares of Class A Common Stock issuable upon redemption of Operating Company units issuable upon exercise of warrants and (iv) 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant.

As of the date of this Amendment No. 10, Michael Barnes may be deemed to beneficially own 11,560,989 shares of Class A Common Stock, consisting of 1,056,442 shares of Class A Common Stock over which Mr. Barnes has sole voting and dispositive power, 652,500 shares of Class A Common Stock issuable pursuant to the CRE Warrant owned by TFP over which Mr. Barnes has shared voting and dispositive power, 1,665,798 shares of Class A Common Stock issuable in redemption of TFP partnership units over which Mr. Barnes has sole voting and dispositive power, 4,907,343 shares of Class A Common Stock issuable in redemption of TFP partnership units held by Holdings I and Holdings III over which Mr. Barnes has shared voting and dispositive power and 3,278,906 shares of Class A Common Stock issuable upon exercise of warrants over which Mr. Barnes has shared voting and dispositive control. These shares represent approximately 27.17% of the shares of Class A Common Stock outstanding based on 42,558,275 shares of Class A Common Stock, which consists of (i) 32,053,728 shares of Class A Common Stock outstanding, (ii) 3,278,906 shares of Class A Common Stock issuable upon redemption of Operating Company units issuable upon exercise of warrants, (iii) 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant, (iv) 4,907,343 shares issuable in redemption of TFP partnership units held by Holdings I and III and (v) 1,665,798 shares issuable in redemption of TFP partnership units.

As of the date of this Amendment No. 10, Arif Inayatullah may be deemed to beneficially own 9,412,655 shares of Class A Common Stock, consisting of 609,111 shares of Class A Common Stock over which Mr. Inayatullah has sole voting and dispositive power, 617,295 shares of Class A Common Stock issuable in redemption of TFP partnership units over which Mr. Inayatullah has sole voting and dispositive control, 4,907,343 shares of Class A Common Stock issuable in redemption of TFP partnership units held by Holdings I and Holdings III over which Mr. Inayatullah has shared voting and dispositive control and 3,278,906 shares of Class A Common Stock issuable upon exercise of warrants over which Mr. Inayatullah has shared voting and dispositive control. These shares represent approximately 23.04% of the shares of Class A Common Stock outstanding based on 40,857,272 shares Class A Common Stock, which consists of (i) 32,053,728 shares of Class A Common Stock outstanding, (ii) 4,907,343 shares issuable in redemption of TFP partnership units held by Holdings I and Holdings III, (iii) 3,278,906 shares issuable upon exercise of warrants to acquire TFP partnership units held by Holdings I and Holdings III and (iv) 617,295 shares issuable in redemption of TFP partnership units.

As of the date of this Amendment No. 10, Tricadia Holdings and Holdings GP, may be deemed to beneficially own 6,675,329 shares of Class A Common Stock, which consists of (i) 3,569,509 shares issuable in redemption of TFP partnership units owned by Holdings I, (ii) 1,205,479 shares issuable in redemption upon exercise of warrants to acquire partnership units held by Holdings I, (iii) 1,337,834 shares issuable in redemption of TFP partnership units owned by Holdings III and (iv) 562,507 shares issuable in redemption upon exercise of warrants to acquire partnership units held by Holdings III. Tricadia Holdings and GP Holdings have shared voting and dispositive control over these shares. These shares represent 17.24% of the shares of Class A Common Stock outstanding based on 38,729,057 shares of Class A Common Stock outstanding, which consists of (i) 32,053,728 shares of Class A Common Stock outstanding, (ii) 4,907,343 shares issuable in redemption of TFP partnership units held by Holdings I and

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 12 of 15

Holdings III and (iii) 1,767,986 shares issuable upon exercise of warrants to acquire TFP partnership units held by Holdings I and Holdings III.

As of the date of this Amendment No. 10, Geoffrey N. Kauffman may be deemed to beneficially own 663,278 shares of Class A Common Stock, consisting of 493,674 shares of Class A Common Stock and 169,604 shares of Class A Common Stock issuable in redemption of TFP partnership units. Mr. Kauffman has the sole power to dispose of and the sole power to vote 663,278 shares of Class A Common Stock. These shares represent approximately 2.06% of the shares of Class A Common Stock outstanding based on 32,223,332 shares of Class A Common Stock, which consists of (i) 32,053,728 shares of Class A Common Stock outstanding and (ii) 169,604 shares issuable in redemption of TFP partnership units.

As of the date of this Amendment No. 10, Holdings I may be deemed to beneficially own 4,774,988 shares of Class A Common Stock issuable in redemption of TFP partnership units. TFPLP Holdings I LLC has shared power to dispose of and shared power to vote 4,774,988 shares of Class A Common Stock, which consists of 3,569,509 shares issuable in redemption of TFP partnership units and 1,205,479 shares issuable in redemption upon exercise of warrants to acquire partnership units. These shares represent 12.97% of the Class A Common Stock outstanding based on 36,828,716 shares of Class A Common Stock, which consists of (i) 32,053,728 shares of Class A Common Stock outstanding, (ii) 3,569,509 shares issuable in redemption of TFP partnership units and (iii) 1,205,479 shares issuable in redemption upon exercise of warrants to acquire partnership units.

As of the date of this Amendment No. 10, Holdings III may be deemed to beneficially own 1,900,341 shares of Class A Common Stock issuable in redemption of TFP partnership units. TFPLP Holdings III LLC has shared power to dispose of and shared power to vote 1,900,341 shares of Class A Common Stock, which consists of 1,337,834 shares issuable in redemption of TFP partnership units and 562,507 shares issuable in redemption upon exercise of warrants to acquire partnership units. These shares represent 5.60% of the Class A Common Stock outstanding based on 33,954,069 shares of Class A Common Stock, which consists of (i) 32,053,728 shares of Class A Common Stock outstanding, (ii) 1,337,834 shares issuable in redemption of TFP partnership units and (iii) 562,507 shares issuable in redemption upon exercise of warrants to acquire partnership units.

(b) Mr. Barnes has the sole power to dispose of and the sole power to vote the 2,722,240 shares of Class A Common Stock directly owned by him or issuable in redemption of TFP partnership units over which Mr. Barnes has sole voting and dispositive power and, has shared power to dispose of and vote the 8,838,749 shares of Class A Common Stock issuable upon the exercise of warrants to acquire Class A Common Stock owned by TFP, and issuable in redemption of TFP partnership units and upon exercise of warrants to acquire partnership units owned by Holdings I and Holdings III.

Mr. Inayatullah has the sole power to dispose of and the sole power to vote the 1,226,406 shares of Class A Common Stock directly owned by him or issuable in redemption of TFP partnership units over which Mr. Barnes has sole voting and dispositive power and has shared power to dispose of and vote the 8,186,249 shares of Class A Common Stock issuable in redemption of TFP partnership units and upon exercise of warrants to acquire partnership units owned by Holdings I and Holdings III.

Mr. Kauffman has the sole power to dispose of and the sole power to vote the 663,278 shares of Class A Common Stock owned by him.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 13 of 15

Holdings I has the shared power to dispose of and the shared power to vote the 4,774,988 shares of Class A Common Stock issuable in redemption of TFP partnership units and upon exercise of warrants to acquire partnership units owned by it.

Holdings III has the shared power to dispose of and the shared power to vote the 1,900,341 shares of Class A Common Stock issuable in redemption of TFP partnership units and upon exercise of warrants to acquire partnership units owned by it.

Tricadia Holdings is the managing member of Holdings I and Holdings III. Holdings GP is the general partner of Tricadia Holdings. Neither Tricadia Holdings nor Holdings GP directly owns any shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Tricadia Holdings and Holdings GP may be deemed to beneficially own the 6,675,329 shares of Class A Common Stock beneficially owned by Holdings I and Holdings III.

(c) Except as set forth in this Amendment No. 10, the Reporting Persons have not entered into any transactions during the past sixty days.

(d) No other person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e) Not applicable.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 14 of 15

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: January 7, 2015

By:	/s/ Michael Barnes
Michael Barnes

By:	/s/ Arif Inayatullah
Arif Inayatullah

By:	/s/ Geoffrey N. Kauffman
Geoffrey N. Kauffman

TIPTREE FINANCIAL PARTNERS, L.P.

By:	/s/ Geoffrey N. Kauffman
Name: Geoffrey N. Kauffman
Title: President and Chief Executive Officer

TRICADIA HOLDINGS, L.P.

By:	/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

TRICADIA HOLDINGS GP, LLC

By:	/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

TFPLP HOLDINGS I LLC

By:	TFPLP HOLDINGS MANAGEMENT LLC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 15 of 15

By: TRICADIA HOLDINGS, L.P.
Its managing member

By: /s/ Julia Wyatt
Name: Julia Wyatt
Title: Chief Financial Officer

TFPLP HOLDINGS III LLC

By:	TFPLP HOLDINGS MANAGEMENT LLC

By: TRICADIA HOLDINGS, L.P.
Its managing member

By: /s/ Julia Wyatt
Name: Julia Wyatt
Title: Chief Financial Officer